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03014665

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~45761~~ 30670

RECD S.E.C. MAR 10 2003 528

RECD S.E.C. MAR 11 2003 528

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IFMG Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Manhattanville Road
(No. and Street)

Purchase	New York	10577
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Theodore M. Palladino (914) 641-4663
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(*Name – if individual, state last, first, middle name*)

Two World Financial Center	New York	New York	10281
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MAR 21 2003

OATH OR AFFIRMATION

I, Richard J. Koll, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IFMG Securities, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

PATRICIA L. WONG
Notary Public, State of New York
No. 02WO5016130
Qualified in Westchester County
Commission Expires August 2, 20 05

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IFMG SECURITIES, INC.
(SEC I.D. No. 8-45761)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2002
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
IFMG Securities, Inc.

We have audited the accompanying statement of financial condition of IFMG Securities, Inc. (the "Company") as of December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Company at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

January 31, 2002

Deloitte
Touche
Tohmatsu

IFMG SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$	9,186,656
Cash segregated under federal and other regulations		1,103,339
Receivable from affiliates		273,550
Net commissions receivable, net of allowance of $6,457		936,100
Current tax receivable		125,640
Prepaid expenses		172,685
Other assets		124,117
TOTAL ASSETS	$	11,922,087

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Payable to mutual funds and insurance companies	$	1,130,344
Commissions payable		998,438
Accounts payable and accrued expenses		50,000
Other liabilities		4,232
Total liabilities		2,183,014
STOCKHOLDER'S EQUITY:		
Common stock $1.00 par value, 1,000 shares, issued and outstanding		1,000
Additional paid-in capital		59,303,579
Accumulated deficit		(49,565,506)
Total stockholder's equity		9,739,073
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	11,922,087

See notes to statement of financial condition.

IFMG SECURITIES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2002

1. ORGANIZATION AND BUSINESS

IFMG Securities, Inc. (the "Company"), is a registered broker-dealer under the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers, Inc. The Company, which changed its name from Liberty Securities Corporation effective January 2, 2002, is a direct subsidiary of Independent Financial Marketing Group, Inc. (the "Parent"), which is a direct subsidiary of Sun Life Financial (U.S.) Holdings, Inc. ("Sun Life"). The Company is a distributor of shares of registered investment companies and variable annuity insurance products to retail customers of its financial institution clients as an introducing broker on a fully disclosed basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates - The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Actual results could differ from such estimates.

Cash and Cash Equivalents - The Company has defined cash equivalents as highly liquid short-term investments with original maturities of three months or less. Substantially all cash is on deposit with one money center bank.

Income Taxes - For financial reporting purposes, Federal income taxes are provided in accordance with a Federal income tax-sharing agreement between the Company and Sun Life.

Pursuant to the tax-sharing agreements, the Company joins with Sun Life's includable affiliates in filing a consolidated Federal income tax return. Current Federal income tax expense/benefit is computed on a separate company basis and members make payments or receive reimbursement to the extent that their results of operations affect consolidated Federal tax expenses. State income taxes are provided based on amounts which the Company anticipates paying separately to states or, in the case of state tax filings with other members of the consolidated group, for amounts which the Company anticipates paying to Sun Life.

Income taxes have been computed using the asset and liability method in accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*. Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled.

3. CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

At December 31, 2002, cash of $1,103,339 has been segregated in a special account for the exclusive benefit of customers under SEC Rule 15c3-3(k)(2)(i) of the Securities and Exchange Commission.

4. INCOME TAXES

As part of the consolidated US Federal tax return of Sun Life, the Company transfers to Sun Life its current Federal and state tax liabilities or assets. At December 31, 2002, the Company had a current tax receivable of $125,640 and a deferred tax liability of $4,232. The deferred tax liability represents the tax effect of goodwill associated with Sun Life's purchase of the company. The effective tax rate differs from the Federal statutory tax rate due to the effect of disallowed meals and entertainment expenses, which are not deductible for income tax purposes.

5. COMMITMENTS AND CONTINGENCIES

The Company is involved at various times in litigation common to its business. In the opinion of management, the resolution of any such litigation is not expected to have a material adverse effect on the Company's financial condition.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital rule of the Securities and Exchange Commission ("SEC"), which requires the Company to maintain a minimum level of net capital and a ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. As of December 31, 2002, the Company had net capital of $8,654,563 which was $8,582,585 in excess of its required net capital of $71,978. The Company's ratio of aggregate indebtedness to net capital as of December 31, 2002 was 0.12 to 1.

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.deloitte.com

Deloitte & Touche

January 31, 2002

IFMG Securities, Inc.
Purchase, New York 10577

In planning and performing our audit of the financial statements of IFMG Securities, Inc. (the "Company") for the year ended December 31, 2002 (on which we issued our report dated January 31, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) for determining compliance with the exemptive provisions of Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP